February 23, 2005

Mr. David Burton

Staff Accountant

Securities and Exchange Commission

450 5th St. N.W.

Washington, D.C.  10549-0405

Re:

Daybreak Mines, Inc.

Form 8-K Item 4.01 filed January 19, 2005, accession number 0001052918-05-000036

File No. 000-50107

Dear Mr. Burton:

This letter is provided in response to your letter of comment dated February 10, 2005.  We have revised our disclosure regarding Regulation S-B Item 304(a)(1)(iv)(A) to read as follows:

During the audited fiscal years ended February 29, 2004 and February 28, 2003 and the subsequent interim period through the date of resignation, there were no disagreements with DMT on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures.

We have also included with the revised 8K an updated letter from the former auditors indicating their review of the change.

Please do not hesitate to contact the undersigned if you have any questions.

Sincerely,

_______________________________

Robert Martin

President

Daybreak Mines Inc.